Mayer Brown LLP
1999 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel +1 202 263 3000
Main Fax +1 202 263 3300
October 10, 2013	www.mayerbrown.com

VIA EDGAR	Amy W. Pershkow
Direct Tel +1 202 263 3336
Mr. Larry L. Greene	Direct Fax +1 202 263 5336
Senior Counsel	apershkow@mayerbrown.com
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:                             RiverNorth Tactical Opportunities Fund, Inc. (the “Fund”)
File Numbers 811-22472 and 333-169317

Dear Mr. Greene:

On behalf of the Fund, this letter is in response to the comments you provided on October 20, 2011 regarding Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 that was filed on September 14, 2011.  Coincident with this letter, the Fund is filing Pre-Effective Amendment No. 2 to its registration statement on Form N-2, which addresses the comments you provided.

General

1.             Comment (Comment 4 in your letter dated December 6, 2010 (the “December Letter”):  Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.  In this connection, indicate whether FINRA has reviewed the payments by the adviser, or an affiliate, of marketing and structuring fees as discussed under the caption “Underwriters.”  Indicate also whether FINRA aggregated such payments with the sales load or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

Response:              As of the date of this letter, FINRA has not reviewed the terms of the underwriting agreement or the underwriting arrangements for the offering.  The Fund has not yet selected the underwriter and accordingly has not yet finalized the underwriting agreement or related arrangements.  Similarly, FINRA has not yet reviewed the payments by the adviser, or an affiliate, of marketing and structuring fees as discussed under the caption “Underwriters.” The Fund anticipates submitting the underwriting agreement and related payment arrangements to FINRA once the underwriter has been appointed and the agreement has been negotiated.

2.             Comment (Comment 6 in the December Letter):  The fee table on the facing page discloses the amount of shares being registered.  Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Response:              The Fund confirms that shares to be used to fulfill over-allotments will be included in the shares being registered.

Prospectus

3.             Comment:  Comment 11 in the December Letter provided:  Disclosure later on the page following the cover discusses the use of leverage.  The last sentence of that disclosure states that: “Any use of leverage would create a greater risk of loss for the shares of common stock than if leverage is not used.”  Add disclosure indicating that holders of common shares pay all the expenses related to the issuance of debt or use of leverage.

The Fund’s prior response indicated that the disclosure has been added.  You asked for confirmation to this effect.

Response:              The Fund so confirms. The last sentence of the Leverage section on the page following the cover reads as follows:

“Since the holders of common stock pay all expenses related to the issuance of debt or use of leverage, any use of leverage would create a greater risk of loss for the shares of common stock than if leverage is not used.”

4.             Comment:  Comment 12 in the December Letter provided:  Revise the discussion captioned “Cautionary Notice Regarding Forward-Looking Statements” so as to clarify that any forward-looking statements contained in the prospectus or SAI does not meet the safe harbor for forward-looking statements pursuant to §27A of the Securities Act.

The Fund’s prior response indicated that the discussion has been revised accordingly.  You asked for confirmation to this effect.

Response:              The Fund confirms that the discussion has been revised accordingly.

5.             Comment:  Comment 17 in the December Letter provided:  Disclosure under the caption “Prospectus Summary — Principal Investment Strategies” states that: “Investing in inverse ETFs is similar to holding various short positions.  When the Fund engages in a short sale, it sells a security it does not own and, to complete the sale, borrows the same security from a broker or other institution.”  Revise the disclosure so as to explain the manner in which inverse ETFs are deemed to be equivalent to short positions.

You requested additional clarification.

Response:              The comparison between short sales and inverse ETFs has been eliminated from the prospectus.

6.             Comment:  This comment refers to comment 18 in the December Letter.  Disclosure under the caption “Prospectus Summary — Principal Investment Strategies” discusses the Fund’s investments in total return swaps.  There it is said that:  “If the underlying asset declines in value over the term of the swap, the Fund would be required to pay the dollar value of that decline plus any applicable fees to the counterparty.  The Fund may use its own net asset value or that of an affiliated fund or any other reference asset that the Adviser chooses as the underlying asset in a total return swap.”  If the Fund’s own net asset value is the only reference asset the Fund may use, add a statement to that effect.  Alternatively, if the Fund may use other underlying or reference assets, disclose the limits, if any, of the adviser’s ability to select the amount of underlying or reference assets.  If none, disclose the potential risk to the Fund and its shareholders.

Response:              The Fund’s own net asset value is not the only reference asset the Fund may use. The Subadviser may select other reference assets, and the notional amount of each, consistent with the Fund’s investment objective and principal investment policies.  That said, the Fund will limit the notional amount of all total return swaps in the aggregate to 15% of the Fund’s net assets.  The prospectus has been revised accordingly.  Please see pages 3 and 18 of the prospectus.

7.             Comment:  Comment 20 in the December Letter provided:  Disclosure captioned “Prospectus Summary — Dividends and Distributions” indicates that at times, to maintain a stable level of distributions, the Fund may pay out less than all of its net investment income or pay out return of capital.  Disclose the significance of a distribution consisting of a return of capital, including a discussion of the tax aspects as well as the effect on a shareholder’s basis in the Fund.

The Fund responded as follows:  The following disclosure has been added to the end of this section:  Any distribution that is treated as a return of capital generally will reduce a shareholder’s basis in his or her shares, which may increase the capital gain or reduce the capital loss realized upon the sale of such shares.   Any amounts received in excess of a shareholder’s basis are generally treated as capital gain, assuming the shares are held as capital assets.

You asked, with respect to the first new sentence, what types of distributions are treated this way.  With respect to the second new sentence, you asked what is the effect (i.e., are these amounts taxed?).

Response:              A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits, if any, will be treated by a shareholder as a tax-free return of capital, which is applied against and reduces the shareholder’s basis in his, her or its shares.  To the extent that the amount of any such distribution exceeds the shareholder’s basis in his, her, or its shares, the excess will be treated by the shareholder as gain from the sale or exchange of such shares.

8.             Comment (Comment 27(iv) in the December Letter):  Footnote 2 to the fee table states that: “The management fee is charged as a percentage of the Fund’s average daily Managed Assets.”  Explain in the footnote how the amount of managed assets is converted to net assets for the fee table.  Disclose the assumptions used to calculate the expenses, including the estimated proceeds of the offering and the assumed amount of leverage in the next 12 months.  If you assume no leverage, disclose unequivocally that the Fund will not leverage in the next 12 months.  If the Fund may leverage, include the costs of leveraging in the fee table.

Response:              Additional disclosure has been provided in the Summary of Fund Expenses section on pages 14 and 15 of the prospectus.

9.             Comment:  Comment 28 in the December Letter asked for an explanation of the types of “alternative” assets to be acquired by the Fund.  The Fund responded that “alternative” assets to be acquired by the Fund are REITs and structured notes.  You asked where REITs and structured notes were clearly disclosed in the prospectus.

Response:              REIT disclosures appear on pages 2, 11, 16 and 29 of the prospectus and structured note disclosures appear on pages 2, 11, 17 and 31 of the prospectus.

10.          Comment:  Comment 37(ii) in the December Letter asked for an explanation of whether the Fund will treat uncovered options as senior securities subject to §18 of the 1940 Act.  In response to the comment, the Fund added the following disclosure:  The Fund will treat uncovered options as “senior securities” under the 1940 Act and will segregate cash or liquid securities to fulfill its obligation under the options.  You noticed that there appeared to be a typographical error.

Response:              The referenced sentence has been revised as follows:  “The Fund will not treat uncovered options as “senior securities” under the 1940 Act and instead, to address senior security concerns, will segregate cash or liquid securities to fulfill its obligation under the options.”

Statement of Additional Information

11.          Comment:  You referenced disclosure under the caption “Investment Policies and Techniques — Borrowing” and requested that if the Fund expects to issue preferred stock, add appropriate descriptive and risk disclosure.

Response:              The Fund has no present intention of issuing preferred stock, but could do so in the future.  Accordingly, certain descriptive and related disclosures have been added to page 43 of the Statement of Additional Information.

12.          Comment:  Comment 51 in the December Letter noted that the discussion captioned “Management of the Fund — Investment Management Agreement” discloses that:  “Because the fees paid to the Investment Adviser are determined on the basis of the Fund’s Managed Assets, the Investment Adviser’s interest in determining whether to leverage the Fund may differ from the interests of the Fund.”  You requested disclosure on how the board will monitor this conflict of interest of the adviser.

Response:              Following the above referenced sentence, we have added the following statement on page 25 of the Statement of Additional Information (end of second paragraph under “Investment Advisory and Subadvisory Agreements”): “The Board of Directors monitors the Fund’s use of leverage and in doing so monitors this potential conflict.”

13.          Comment:  Comment 53 in the December Letter asked the Board to take care that the discussion captioned “Board Members and Officers” provides the disclosure required by the new proxy disclosure enhancements release, including the information regarding the board’s leadership structure, including why the structure is appropriate and the extent of the board’s risk oversight of the Fund, and the skills, qualifications or other materially significant information regarding board members.  See, Investment Company Act Release No. 29092 (December 16, 2009) and Form N-2, Items 18.5 and 18.17.

Response:              The Fund will add the above disclosures and additional disclosures regarding the board in a future amendment.  The Fund has not yet held its organizational meeting, at which the full board will be appointed.

*        *        *

Please call me at (202) 263-3336 if you have any questions.

Very truly yours,

/s/ Amy W. Pershkow

Amy W. Pershkow

cc:	Jennifer T. Welsh

Philip J. Niehoff